Exhibit 99.1

BTQ Technologies Added to Defiance Quantum ETF (QTUM)

VANCOUVER, BC, Dec. 15, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it has been added to the Defiance Quantum ETF (NASDAQ: QTUM), a thematic exchange traded fund that seeks to track the performance of the BlueStar Machine Learning and Quantum Computing Index ("BQTUM").

BTQ believes inclusion in QTUM broadens institutional and retail visibility for the Company as it advances quantum era security across mission critical networks, including post-quantum cryptography, quantum-secure hardware, and quantum security infrastructure.

"Being included in QTUM is a meaningful milestone for BTQ as we continue executing on our strategy to accelerate the transition from classical networks to the quantum internet," said Olivier Roussy Newton, Chief Executive Officer of BTQ. "We believe this inclusion broadens visibility with investors seeking exposure to companies building full stack quantum computing platforms and practical post quantum security solutions for mission critical industries."

About the Defiance Quantum ETF (QTUM)

QTUM is a thematic ETF designed to provide exposure to companies involved in quantum computing and machine learning and uses a passive approach tied to the BlueStar Machine Learning and Quantum Computing Index (BQTUM).

About the BlueStar Machine Learning and Quantum Computing Index (BQTUM)

BQTUM is a rules based index that targets a broad set of liquid companies whose products, services, or operating activity relate to quantum computing or machine learning. The index is reconstituted and rebalanced semi annually in June and December, and it applies an equal weighting scheme subject to liquidity based caps.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com, Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 15-DEC-25